14005357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 07 2014

Washington, DC 20549

No Act
12/23/13

February 7, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-7-14

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2013

Dear Ms. Weber:

This is in response to your letter dated December 23, 2013 concerning the shareholder proposal submitted to Verizon by the Nathan Cummings Foundation. We also have received a letter from the proponent dated January 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Laura Campos
The Nathan Cummings Foundation
laura.campos@nathancummings.org

February 7, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2013

The proposal requests that the company's board of directors report on how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described in the proposal.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Verizon's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE · NATHAN · CUMMINGS · FOUNDATION

January 13, 2014

Via E-mail to Shareholderproposals@sec.gov

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Verizon Communications Inc. to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") submitted a shareholder proposal (the "Proposal") to Verizon Communications Inc. ("Verizon" or the "Company"). The Proposal asks that the Board of Directors report on certain matters related to network neutrality and an Open Internet.

By letter dated December 23, 2013, Verizon stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2014 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Verizon argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(10), on the ground that Verizon has substantially implemented the Proposal by including certain material on a page of its website. Because the website material falls far short of the report requested in the Proposal, The Foundation respectfully asks that Verizon's request for relief be denied.

The Proposal states:

> Resolved: Shareholders request that the Board of Directors report by October 2014 (at reasonable cost and omitting proprietary and confidential information) how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described above.

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

Thus, the Proposal seeks comprehensive disclosure from Verizon's Board about the steps Verizon has taken in response to pressures—from a variety of sources—to adhere to non-discrimination principles referred to as "net neutrality." The design of the Internet that treats all traffic the same is often called the "Open Internet." The Federal Communications Commission (FCC) has adopted Open Internet rules requiring transparency; no blocking of lawful content, applications, services or non-harmful devices; and no unreasonable discrimination in transmitting network traffic over a consumer's broadband Internet access service. (See Federal Communications Commission, "The Open Internet" (available at http://www.fcc.gov/guides/open-internet))

The web page to which Verizon points contains very little information responsive to the Proposal. (It is available at http://responsibility.verizon.com/broadband-commitment) It is entitled "Verizon's Commitment to our Broadband Internet Access Customers," and it speaks in the second person to the Company's customers. It explains that "On any of our Internet access services, wireline or wireless, you and other users of our service can access and use the legal content, applications, and services of your choice, regardless of their source." The web page also touts the fact that it invited developers to pursue products that will operate on the 4G LTE wireless broadband network even though Verizon was also developing its own products.

As an initial matter, there is nothing on the web page suggesting that Verizon's Board was involved in creating, or even just endorsing, any of the content on the page. Thus, the web page fails to implement a core request of the Proposal—that the report come from Verizon's Board. Verizon's response to the debate and pressures over network neutrality has important strategic implications; for that reason, the Proposal asks that the discussion of Verizon's actions come from the Board.

The material on the web page focuses on items in which a Verizon customer would be interested—"Which applications can I use over Verizon's wireless network?"—and not on the bigger-picture questions relating to how Verizon responds to the changing environment around net neutrality and the Open Internet. For example, Verizon may have adopted its "Commitment to our Broadband Internet Access Customers" in response to customer pressure; the web page provides no context for Verizon's adoption of the Commitment.

Conspicuously absent from the web page is any mention of the actions Verizon has recently taken to change the regulatory environment related to the Open Internet. First, Verizon has sued the FCC, challenging its authority to impose net neutrality on Internet Service Providers. Oral argument on the case was held at the U.S. Court of Appeals for the DC Circuit in September 2013. (See Edward Wyatt, "Verizon-F.C.C. Court Fight Takes on Regulating Net," New York Times, Sept. 8, 2013) Thus, one of Verizon's highest-profile responses to the regulatory environment—litigating the FCC's authority to impose net neutrality rules on ISPs—does not appear anywhere on the web page Verizon claims substantially implements the Proposal.

Verizon has also engaged in substantial lobbying and political spending to influence the legislative and regulatory environment. A 2013 study found that Verizon spent more than $47 million on lobbying from 2010 through 2013. As well, in the 2010 and 2012 election cycles, Verizon made over $1.2 million in campaign contributions to members of Congress who serve on four committees relevant to regulation of the Internet. (Common Cause, "Goodbye Open Internet? Verizon Backs Legal War With Political Cash," Sept. 2013 (available at www.commoncause.org))

Verizon is a member of a trade association—CTIA-The Wireless Association (http://www.ctia.org/about-us/current-members)—that also engages in lobbying. (See http://www.fiercewireless.com/story/ctia-att-boost-lobbying-spending-q1/2011-07-01) CTIA has faced allegations of "Astroturfing" or generating the appearance of grassroots support by supporting various groups whose missions are unrelated to the Internet or telecommunications but nonetheless have stepped out on the net neutrality issue. (See https://www.freespeech.org/media-sources/american-independent) None of these efforts are reported on the web page to which Verizon points.

The web page cited by Verizon fails to substantially implement the Proposal in several respects. It did not come from Verizon's Board of Directors. It is clearly aimed at consumers wondering about their service, rather than shareholders evaluating the risks associated with the net neutrality issue for Verizon and its corporate strategy. It fails to mention any of the legal, lobbying or political strategies Verizon has employed to affect the legal and regulatory environment with respect to the Open Internet. Accordingly, Verizon cannot be said to have substantially implemented the Proposal, and exclusion in reliance on Rule 14a-8(i)(10) would be inappropriate.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

L. Campos

Laura Campos
Director of Shareholder Activities

cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
Via email at mary.l.weber@verizon.com

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 23, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2014 Annual Meeting
Shareholder Proposal of the Nathan Cummings Foundation

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Nathan Cummings Foundation (the "Proponent"), from the proxy materials to be distributed by Verizon in connection with its 2014 annual meeting of shareholders (the "2014 proxy materials"). A copy of the Proposal and the cover letter submitting the Proposal is attached as Exhibit A.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am submitting this letter not less than 80 calendar days before Verizon intends to file its definitive 2014 proxy materials with the Commission and have concurrently sent the Proponent a copy of this correspondence.

I. Introduction

The Proposal contains a lengthy introduction providing the proponents' definition of "network neutrality"; discussing how open Internet policies in their view have helped drive the economy, encourage innovation and provide Internet access to minorities and economically disadvantaged communities; and expressing the Proponent's concern about disparities in "principles, policies and practices" between Verizon's policies for wireline and wireless access to the Internet. Concluding with the assertion that "[T]here may also be reputational and commercial risk in not providing customers with evidence of open Internet policies," the Proposal sets forth the following resolution for inclusion in the 2014 proxy materials:

> ***Resolved:*** *Shareholders request that the Board of Directors report by October 2014 (at reasonable cost and omitting proprietary and confidential information) how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described above.*

Verizon believes that the Proposal may be properly excluded from its 2014 proxy materials under Rule 14a-8(i)(10) because it has substantially implemented the Proposal.

II. Basis for Exclusion.

The Proposal calls for the Board of Directors to provide information to shareholders enabling them to evaluate how the Company's network management policies and related practices support network neutrality and an open Internet. The Proposal characterizes "network neutrality" as "non-discrimination principles that seek to ensure equal access and non-discriminatory treatment for all content." Verizon believes that it may properly exclude the Proposal under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal by making available on its corporate website a statement of its commitment to its broadband internet access customers (the "Broadband Commitment") that compares favorably with the guidelines of the Proposal. Among other things, this report recently posted on Verizon's web site reiterates Verizon's support for the Open Internet and makes clear that Verizon's customers will be able to access and use the legal online content, applications, and services of their choice, regardless of their source. It also confirms to customers that they can use the technically compatible devices of their choice. Of particular relevance to the Proposal, Verizon's Broadband Commitment applies to Verizon's broadband Internet access services both when provided over its wireline and wireless networks. A copy of the statement, which can be found at http://responsibility.verizon.com/broadband-commitment , is attached as Exhibit B.

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if it has already been substantially implemented by the company. This standard reflects the Staff's interpretation of the predecessor rule allowing the omission of a "moot" proposal. In order to properly exclude a stockholder proposal under the predecessor to item (i)(10) as "moot," the proposal does not have to be "fully effected" by the company so long as the company can show that it has been "substantially implemented."[1] The Staff has noted that "a determination that a company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."[2] Other Staff guidance has also established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Rather, "substantial implementation" requires only that the company's actions "satisfactorily address the underlying concerns of the proposal."[3] Indeed proposals have been considered "substantially implemented" where the company has implemented part but not all of a multifaceted proposal. In *Columbia/HCA Healthcare Corp.* (February 18, 1998), the Staff allowed the exclusion of a proposal after the company took steps to partially implement three of four actions requested by the proposal.

According to the supporting statement of the Proposal, the Proposal seeks to ensure that shareholders have sufficient information to evaluate how Verizon is responding to public pressure to ensure that its network management policies and practices support network neutrality. Verizon believes that the Broadband Commitment compares favorably with the guidelines of the Proposal. First, the Broadband Commitment clearly confirms for both Verizon's customers and the public at large that Verizon supports the Open Internet, and that Verizon's customers can access and use the legal content, applications, and services, regardless of their source, available on the Internet. Customers can also attach and use the technically compatible devices. Second, the Broadband Commitment addresses the Proposal's concern about disparities in Verizon's wireline and wireless broadband policies by providing a unified statement of the policies applicable to both Verizon's wireline and wireless broadband Internet access services. Third, the statement addresses how Verizon's policies and practices support an Open Internet and what that means for Verizon's customers. Finally, the Broadband Commitment provides information that speaks to the Proposal's request for information about Verizon's response to competitive and public pressure to support an Open Internet. As Verizon's Broadband Commitment notes, Verizon has spent over $100 billion in the last six years deploying some of the most advanced broadband networks in the world, including its all-fiber FiOS network and its 4G LTE wireless network. These networks provide a strong platform for innovation and are capable of meeting customers' growing demands for broadband services, including broadband Internet access services. Since both Verizon's wireline and wireless broadband services operate in a

---

[1] Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").
[2] *Texaco, Inc.* (March 28, 1991), *Deere & Company* (November 13, 2012),); *Duke Energy Corp.* (February 21, 2012) and *General Electric Co.* (January 18, 2011, *recon. granted* February 24, 2011).
[3] *Masco Corp.* (March 29, 1999) (permitting exclusion of a proposal because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms); *see also Entergy, Inc.* (January 31, 2006).

highly competitive environment, Verizon cannot afford to entertain a policy that would limit the ability of its subscribers or potential subscribers to go where they want and do what they want on the Internet. The Broadband Commitment also describes how Verizon has taken affirmative steps to encourage the development of a wide range of devices and applications to promote consumers' ability to access and use the Internet in the manner of their choosing.

For these reasons, Verizon believes that the Proposal may be omitted in its entirety from its 2014 proxy materials under rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2014 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com and the Proponent at laura.campos@nathancummings.org.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Laura Campos, The Nathan Cummings Foundation

Exhibit A

THE · NATHAN · CUMMINGS · FOUNDATION

November 4, 2013

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Assistant Corporate Secretary:

The Nathan Cummings Foundation is an endowed institution with approximately $425 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Verizon Communications Inc.'s proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The Nathan Cummings Foundation is the primary sponsor of this proposal.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Verizon Communications Inc. stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this filing. We have continuously held over $2,000 worth of these shares of Verizon Communications stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about the Foundation's submission of this resolution, please contact me at (212) 787-7300. Thank you for your time.

Sincerely,

Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

Wireless Network Neutrality

Whereas,

Wireless communications are critical to Verizon. In 2012, wireless constituted almost two-thirds of total revenues, growing by 8.1 percent from 2011, while traditional wireline revenues declined.

A critical factor in this growth has been the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help Verizon financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing Black Americans, "The digital freedoms at stake are a 21st century civil rights issue."

Verizon's stated policies for customers who access the Internet via *wireless* devices are markedly different from those for customers who access the Internet via *wired* networks.

For example, on its web site the Company offers customers who gain Internet access via its wired network a "commitment" which includes: "We will not prevent you or other users of our service from sending and receiving the lawful content of your choice; running lawful applications and using lawful services of your choice..." and "We will disclose the types of practices that we use to manage our network...."

Wireless customers, however, are given no such assurances. The Company tells wireless customers: "We will continue to disclose accurate and relevant information in plain language about the characteristics and capabilities of our service offerings so you and other users of our service can make informed choices."

As investors, we are deeply concerned about this disparity in principles, policies and practices. In light of potential reputational, regulatory and legislative risk related to Verizon's network management practices and the issue of network neutrality, this disparity is troubling.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies. In its 2012 annual report, the Company says it expects that, "competition will continue to intensify with traditional, non-traditional and emerging service providers seeking increased market share."

Resolved: Shareholders request that the Board of Directors report by October 2014 (at reasonable cost and omitting proprietary and confidential information) how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described above.

Supporting Statement: We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how Verizon manages this significant policy challenge – e.g. how it takes into account that network management decisions could potentially affect future regulatory developments.

Exhibit B

VERIZON'S COMMITMENT TO OUR BROADBAND INTERNET ACCESS CUSTOMERS

Our Customers Get Everything the Open Internet Has to Offer

Verizon supports the Open Internet, and is committed to offering services that allow our customers to take full advantage of all of the lawful content and services that the Internet has to offer. Our advanced broadband networks and services also provide strong platforms for innovation – for you, for Verizon and for other providers and users throughout the Internet. If you buy broadband Internet access from Verizon, including wireless Internet service over our 3G or 4G LTE networks or wireline services such as FiOS Internet service or High Speed Internet service, here are a few things you should know:

- **Go Where You Want, Do What You Want.** On any of our Internet access services, wireline or wireless, you and other users of our service can access and use the legal content, applications, and services of your choice, regardless of their source. You can also connect your choice of technically compatible devices. You can do these things so long as they are legal and do not harm our networks or the provision of Internet access service, facilitate theft of service, or harm other users of the service. You can attach to the Verizon Wireless network any device marketed by Verizon Wireless, or certified through the Verizon Wireless Open Development program, regardless of your source for the device.
- **Enjoy More Choices.** We will continue to offer you high quality and reliable Open Internet access services over both our wireline and wireless networks, even as we continue to innovate and create new services to meet your needs. When we provide new online services, we will continue to disclose to you the characteristics, capabilities and terms of our various service offerings. That way you can decide whether, which and how many of our services you wish to use or purchase.
- **Information for You.** We will continue to provide you with accurate and relevant information in plain language about the characteristics and capabilities of our Internet access services so you can make informed choices. If these services have usage-based charges, we will provide you tools to keep track of your usage to avoid surprises and to help you select the services and plans that make the most sense for you.
- **Protecting Your Experience.** In the case of all of our Internet access services, we will take reasonable steps to protect you and our networks, and to provide you with the high quality services that you expect from us. For example, we take steps to protect our networks and users from harm, such as denial of service attacks and spam. We will continue to manage our networks with the aim of improving your experience, and we will be open with you and the public concerning our practices.

What is Verizon doing to support the Open Internet?

You and other consumers can best enjoy all the Open Internet has to offer on robust broadband networks that support any content or services that anyone else on the Internet may dream up. Verizon continues to invest in the most advanced wireline and wireless broadband networks in the world. During the past six years, Verizon has invested over $100 billion in developing its communications networks, including the FiOS fiber-optic broadband network and Verizon Wireless' fourth-generation (4G) Long-Term Evolution (LTE) mobile broadband network. You can select from a variety of service plans to meet your individual needs and budget. Verizon's networks and services are designed to meet your Internet demands now and in the future.

Moreover, Verizon will continue to encourage innovation throughout the broadband ecosystem. For example, in an effort to increase the number and variety of choices available to you and other consumers, Verizon invited developers to pursue products that will operate on the 4G LTE wireless broadband network even as Verizon started developing its own products. To invigorate this ecosystem, Verizon established its LTE Innovation Center – an "incubator" to assist third-party device and application developers to create innovative new products and services for 4G networks. Verizon also launched its Application Innovation Center in San Francisco, California, which developers of all sizes are free to use to develop applications for wireless consumers with assistance of experts from Verizon.

You can also enjoy third-party devices and applications certified for use on Verizon's wireless networks through the straightforward Open Development process. Starting in April 2009, Verizon made available its 4G LTE network access standards for device developers, publishing and maintaining these standards on its Open Development website. To ensure consistency in performance and protection of all users of the network, Verizon established a transparent certification procedure for devices, published at the Open Development website. Developers can have their devices certified for use on the LTE network, usually in about four weeks. Guidelines for LTE application developers can also be found on the Open Development website.

All of these steps provide concrete proof of Verizon's commitment to the Open Internet and to increasing the choices available to you.